MD Vanilla B.V. d/b/a/ Maverick Derivatives

Financial Statements and Supplemental Schedules
Public Per Rule 17A-5(e)(3)

For the Year Ended June 30, 2025

MD Vanilla B.V. d/b/a/ Maverick Derivatives

**Financial Statements and Supplemental Schedules
Public Per Rule 17a-5(e)(3)**

For the Year Ended June 30, 2025

CONTENTS



Seen for legalization of the signatures (on the attached document) of Vladimir Vladislavovich Griniv, born on the 14th day of March 1986, and Aleksey Sergeevich Budaev, born on the 12th day of February 1986, by me, Gert-Jan Smit as legal substitute of Pepijn Jasper van Egmond, civil law notary in Amsterdam, the Netherlands.

This statement explicitly contains no judgment as to the contents of the attached document.

Signed at Amsterdam (the Netherlands) on this 23rd day of September 2025.



OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-70645

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 7/1/2024 (MM/DD/YY) AND ENDING 6/30/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MD Vanilla B.V. dba Maverick Derivatives

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

World Trade Center, Strawinskylaan 1941
(No. and Street)

Amsterdam	NH	1077XX
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jacqueline Sloan	312-431-0014	Jackie@JackieSloanInc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
(Name – if individual, state last, first, and middle name)

30 S Wacker Drive, Suite 3300	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

09/24/2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Aleksey Budaev & Vladimir Griniv _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MD Vanilla B.V> dba Maverick Derivatives _____, as of 9/23 _____, 2025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: ___Director_____

_____
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Managing Directors of MD Vanilla B.V. d/b/a Maverick Derivatives

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of MD Vanilla B.V. d/b/a Maverick Derivatives (the Company) as of June 30, 2025, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter
As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and is reliant on the Parent for continued financial support. Our opinion is not modified with respect to this matter.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

THE POWER OF BEING UNDERSTOOD
ASSURANCE | TAX | CONSULTING

1

RSM US LLP is the U.S. member firm of RSM International, a global network of independent assurance, tax, and consulting firms.
Visit rsmus.com/aboutus for more information regarding RSM US LLP and RSM International.

Supplemental Information
The supplementary information contained in Schedule I and Schedule II (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

RSM US LLP

We have served as the Company's auditor since 2024.

New York, New York
September 23, 2025

MD Vanilla B.V. d/b/a/ Maverick Derivatives

Statement of Financial Condition

As of June 30, 2025

ASSETS

Cash	$	125
Receivables From Broker Dealer		1,438,848
Interest Receivable		4,580
Nonmarketable Securities		10,000
Prepaid expenses		4,011
Other Assets		3,194
TOTAL ASSETS	**$**	**1,460,758**

LIABILITIES & STOCKHOLDER'S EQUITY

LIABILITIES

Payable And Accrued Expenses	$	37,477
Due To Parent		453,211
TOTAL LIABILITIES	$	490,688

STOCKHOLDER'S EQUITY

Common Stock (€1.00 par value per share; 100 shares authorized, issued and outstanding)	$	104
Additional Paid-in Capital		1,665,030
Accumulated Deficit		(695,064)
TOTAL STOCKHOLDER'S EQUITY	$	970,070
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	**$**	**1,460,758**

The accompanying notes are an integral part of these financial statements.

MD Vanilla B.V. d/b/a/ Maverick Derivatives

Statement of Operations

For the Year Ended June 30, 2025

Income		
	Interest income	$ 63,263
Total Income		$ 63,263
Expense		
	Clearing fee	150,000
	Regulatory	74,844
	Professional fees	65,200
	Personnel expenses	38,820
	Development expenses	11,091
	Administrative expenses	8,873
	Bank service charges	1,162
	Training expenses	21,230
	Other	62
Total Expense		$ 371,282
Net Loss		$ (308,019)

The accompanying notes are an integral part of these financial statements.

MD Vanilla B.V. d/b/a/ Maverick Derivatives

Statement of Changes in Stockholder's Equity

For the Year Ended June 30, 2025

	Common Shares	Common Stock Amount	Additional Paid-in Capital Amount	Accumulated Deficit Amount	Total Stockholder's Equity Amount
Balance at July 1, 2024	100	$ 104	$ 1,665,030	$ (387,045)	$ 1,278,089
Net Loss	-	-	-	(308,019)	(308,019)
Balance at June 30, 2025	**100**	**$ 104**	**$ 1,665,030**	**$ (695,064)**	**$ 970,070**

The accompanying notes are an integral part of these financial statements.

MD Vanilla B.V. d/b/a/ Maverick Derivatives

Statement of Cash Flows

For the Year Ended June 30, 2025

OPERATING ACTIVITIES		
Net Loss	$	(308,019)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Receivables From Broker Dealer		125,788
Interest Receivable		1,892
Prepaid expenses		(4,011)
Other Assets		1,065
Payable And Accrued Expenses		16,027
Due To Parent		149,844
Net cash used in operating activities		(17,414)
Net cash increase / (decrease) for year		(17,414)
Cash at beginning of year		17,539
Cash at end of year	$	125

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business
MD Vanilla B.V. d/b/a/ Maverick Derivatives (the "Company"), a wholly owned subsidiary of Maverick Derivatives Coöperatief U.A. (the "Parent") - is a private limited liability company organized and existing under the laws of the Netherlands. The Company is a proprietary trading company that trades on its own account. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Chicago Board Options Exchange ("CBOE"). The Company will perform proprietary trading of exchange-listed securities. The Company does not refer to other broker-dealers and does not hold or maintain funds or securities or provide clearing services for other broker-dealers. Although the Company is not exempt from Rule 15c3-3, it does not transact business in securities with or for customers and it does not carry margin accounts, credit balances of securities for any person defined as a customer under Rule 17a-5(c)(4). The Company affects transactions only with other broker-dealers and carries its trading accounts with a registered clearing partner.

Summary Of Accounting Policies
Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below.

Clearing fees
Clearing fees are the Company's most significant expenses, which include the direct expenses of executing and clearing transactions that we consummate in the course of our market making activities. Clearing fees primarily consist of fees charged by third parties. Clearing fees are paid to clearing houses and clearing agents.

Recent Accounting Pronouncements
In December 2023, the FASB issued ASU 2023-09, which amends the disclosure requirements for income taxes. The amendments primarily include new requirements to disclose additional information as part of the reconciliation of the effective tax rate to statutory tax rate, provide the amount of income taxes paid, net of refunds received, and income tax expense disaggregated between federal, state and foreign jurisdictions and provide income before income taxes disaggregated between domestic and foreign jurisdictions. The amendments also discontinue certain other disclosure requirements. The amended guidance is effective for the Company on July 1, 2025, with early adoption permitted, and is to be applied prospectively, with retrospective application permitted. The Company is currently evaluating the impact of ASU 2023-09 on the consolidated statement of financial condition.

MD Vanilla B.V. d/b/a/ Maverick Derivatives

Notes to Financial Statements

For the Year Ended June 30, 2025

<u>Basis of Accounting</u>

The accompanying financial statements are presented in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and are stated in U.S. dollars. The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Management prepared the financial statements on a going concern basis. The continued losses in the period are considered attributable to the Company still being in its growth phase. Where necessary, the Company will continue to receive support from the Parent.

<u>Going concern</u>

As the Company has not yet begun trading operations, the Company is dependent upon available liquidity resources provided by the Parent. Absent further support from the Parent, there is substantial doubt about the Company's ability to continue as a going concern.

The directors of the Company have received a letter of support from the Parent confirming that the Parent will continue to provide financial support to enable the Company to continue its business operations as a going concern, through October 1, 2026. The Company's management plans to make use of this support to meet any liquidity shortfalls as they arise for a period of one year from the date the financial statements are issued. As a result, the doubt regarding the Company's ability to continue as a going concern is alleviated and the Company's financial statements as of and for the year ended June 30, 2025, have been prepared on a going concern basis.

<u>Cash and Cash Equivalents</u>

The Company considers highly liquid instruments purchased with an original maturity of three months or less and that are not held in the ordinary course of its trading business to be cash equivalents.

Cash consists of non-interest-bearing bank accounts and interest-bearing bank accounts. At June 30, 2025, the Company has no cash equivalents.

The Company places its cash with financial institutions, and, at times, such balances may be in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limits.

The Company monitors such credit risks and has not experienced any losses related to such risks.

MD Vanilla B.V. d/b/a/ Maverick Derivatives

Notes to Financial Statements

For the Year Ended June 30, 2025

Estimates
The preparation of U.S. GAAP financial statements require management to make certain estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Revenue Recognition
Financial instruments are initially recognized in the statement of financial condition at cost and subsequently are remeasured at their fair value. Fair values are obtained from quoted market prices. Changes in the fair values are included in the statement of operations.

Gains and losses are treated as realized for financial statement purposes on the trade date of the transaction closing or offsetting the open position. Unrealized gains and losses are the difference between the value recognized on the reporting date and cost of open positions. All gains and losses are recognized in the profit and loss account.

Interest income is recognized on accrual basis.

Non-Marketable Securities
Non-marketable securities consist of equity investments in privately-held stock. This non-marketable equity security does not have a readily determinable fair value. The Company accounts for this non-marketable security at cost less impairment.

Current Expected Credit Losses (CECL) Accounting Policy for Receivables from Clearing Broker
The Company accounts for its receivables using the incurred loss methodology with the current expected credit loss ("CECL") methodology. The guidance applies to financial assets measured at amortized cost, held-maturity debt securities and off-balance sheet credit exposures. For balance sheet assets, an allowance must be recognized at the origination or purchase of in-scope assets and represents the expected credit losses over the contractual life of those assets. Expected credit loss on off-balance sheet credit exposures must be estimated over the contractual period the Company is exposed to credit risk as a result of a present obligation to extend credit. Due to the short duration of the financial assets, there are no material estimates of credit losses related to these financial assets as of June 30, 2025. The Company is subject to credit risk to the extent that any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company's management monitors the financial condition of the broker and does not anticipate any losses from this counterpart.

Receivables from Broker-Dealer

In the normal course of business, substantially all of the Company's securities transactions, money balances, and security positions are transacted with the Company's broker, ABN AMRO. As of June 30, 2025, receivables from broker-dealer represents the balance held by the broker-dealer in the amount of $1,438,848. Pursuant to the clearing agreements, the Company is obligated to maintain minimum deposits in the aggregate amounts of $1,000,000.

NOTE 2 – NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital equal to $100,000 or 6-2/3 percent of aggregate indebtedness, whichever is greater, as these terms are defined and that the rate of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1.

Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1.

At June 30, 2025, the Company had net capital of $952,861 which was $852,861 in excess of its minimum required net capital of $100,000. The percentage of aggregate indebtedness to net capital is 51.50.

NOTE 3 – SIGNIFICANT GROUP CONCENTRATION OF RISK

As of the reporting date, the Company has not identified any concentration of credit risk that would require specific disclosure. The Company will continue to monitor its credit risk exposure and make appropriate disclosures if material changes occur in the future.

NOTE 4 – COMMITMENTS

The Company currently has no outstanding commitments or contingent liabilities.

NOTE 5 – LITIGATION

In the normal course of business, the Company may be involved in litigation matters. The Company does not believe that any current litigation or other matters to which it is a party will have a material adverse effect on its financial position or results of operations.

NOTE 6 – INDEMNIFICATIONS

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

The Company does not believe that any current indemnification or other matters to which it is a party will have a material adverse effect on its financial position or results of operations.

NOTE 7 – GUARANTEES

The Company has issued no guarantees.

NOTE 8 – CLEARING AGREEMENT

The Company has a Joint Back Office ("JBO") clearing agreement with ABN AMRO. This agreement allows JBO participants to receive favorable margin treatment compared to the full margin requirements of Regulation T. As part of this agreement, the Company has invested $10,000 Preferred shares of ABN AMRO, which are reflected under Non-Marketable Securities on the Statement of Financial Condition. The agreement requires the Company to maintain a minimum net liquidity equity of $1 million with ABN AMRO.

NOTE 9 – RELATED-PARTY TRANSACTIONS

The Company has a Services and Expenses Agreement with the Parent under which the Company reimburses the Parent for various costs the Parent may cover for the Company related to office, technology and administrative services as is mentioned in the services agreement. Total expense allocations to the Company for the year ended June 30, 2025, were $71,455, and were comprised of allocated compensation costs of $38,820 personnel expenses, $12,671 regulatory, $11,091 development expense and $8,873 administrative expenses, which are reflected in the statement of operations. As of June 30, 2025, $453,211 was payable to the Parent related to these expenses and is reflected in due to parent on the statement of financial conditions.

NOTE 10 – REGULATORY AND OTHER CONTINGENCIES

In the ordinary course of business, the Company is subject to regulatory investigations and other regulatory and legal proceedings. A substantial adverse judgement or other resolution regarding the proceedings could have a material adverse effect on the Company's statement of financial condition, results of operations, and cash flows. The Company does not have regulatory investigations and other regulatory and legal proceedings.

NOTE 11 – INCOME TAX

Income taxes are accounted for in accordance with the provisions of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification 740 ("ASC 740") "Accounting for Income Taxes" under the asset and liability method. As required under ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and the respective tax basis amounts. Deferred tax assets and liabilities are measured at the tax rate expected to apply in the years in which these differences are expected to be realized. The effect of a change in tax rate on deferred tax assets and liabilities is recognized in the period of the tax change.

A valuation allowance is recorded when it is determined that it is more-likely-than-not, based upon all available evidence, both positive and negative, that a portion or all its deferred tax assets will not be realized.

Uncertain tax positions are recorded using a more-likely-than-not threshold, which is based on the technical merits of the tax position taken. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefits determined on a cumulative probability basis, which are more-likely-than-not to be realized upon ultimate settlement in the financial statements. Interest and penalties are recognized as part of income tax expense.

For the year ended June 30, 2025, the Company had a net loss of $308,019, which resulted in the recognition of a deferred tax asset. However, due to a history of operating losses and the uncertainty regarding future taxable income, the Company concluded it is more-likely-than-not that the deferred tax asset will not be realized. Accordingly, a full valuation allowance has been recorded, resulting in no net tax benefit in the accompanying financial statements.

The provisions for income tax were as follows for the year ended June 30, 2025:

Current Expense	$ -
Deferred Expense	-
	$ -

The deferred tax assets were as follows as of June 30, 2025:

Deferred tax asset		
Net operating loss carryforward	$	149,041
Less valuation allowance		(149,041)
Net deferred tax asset	$	-

As of June 30, 2025, the provision for income taxes differs from that computed by applying the statutory rate of 25.8% to income before provision for income tax, as indicated in the following analysis:

Loss before benefit from income tax	$	79,469
Valuation allowance		(79,469)
	$	-

As of June 30, 2025, the Company has $577,678 of net operating loss carryforwards available to offset future taxable income. These carryforwards are indefinite-lived and thus do not expire.

The Company is not under audit by any tax authority. FY24 and FY25 are open tax years.

NOTE 12 – SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer. The Company has identified its Principal as the Chief Operating Decision Maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 2), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

At June 30, 2025, total assets presented in the Company's statement of financial condition represents total assets of the Company's single reportable segment. In addition, for the year ended June 30, 2025, segment revenue and significant expenses, including those expense categories and amounts that are regularly provided to the CODM, and segment net income are included in the Company's statement of operations.

NOTE 13 – SUBSEQUENT EVENTS

Management has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements as of September 23, 2025. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

MD Vanilla B.V. d/b/a/ Maverick Derivatives

Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

As of June 30, 2025

Net Capital

Stockholder's Equity		$ 970,070
Non-Allowable Assets		
Nonmarketable Securities	10,000	
Prepaid expenses	4,011	
Other assets	3,194	
Total Non-Allowable Assets	17,205	
Other deductions	4	
Total Non-Allowable Assets and Other deductions		17,209
Net Allowable Capital		952,861
Aggregate Indebtedness		
Payable and Accrued Expenses		37,477
Due to Parent		453,211
Total Aggregate Indebtedness		490,688
Computation of Basic Net Capital Requirement		
(a) Minimum Net Capital Required (6-2/3% of Total A.I)		32,713
(b) Minimum Net Capital Requiremed of Broker-Dealer		100,000
Net Capital Requirement (Greater of (a) or (b))		100,000
Excess Net Capital		$852,861
Percentage of Aggregate Indebtedness to Net Capital		51.50

There are no material differences between the preceding computation and the Company's corresponding amended unaudited Part II of Form X- I 7A-5 as of June 30, 2025, filed on September 23, 2025.

MD Vanilla B.V. d/b/a/ Maverick Derivatives

Schedule II - Computation for Determination of Reserve Requirements and the Possession or Control Requirements Pursuant to SEC Under Rule 15c3-3

For the Year Ended June 30, 2025

Although the Company is not exempt from Rule 15c3-3, it does not transact business in securities with or for customers and it does not carry margin accounts, credit balances or securities for any person defined as a customer under Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.